10029064

ES
E COMMISSION
20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAR 02 2010
Washington, DC
105

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 28036 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shields Capital Corporation (d/b/a Shields & Company)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway
(No. and Street)

| New York | NY | 10005 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David V. Shields (212) 320-3000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Company LLP
(Name – *if individual, state last, first, middle name*)

| 757 Third Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, David V. Shields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shields Capital Corporation (d/b/a Shields & Company), as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Christopher F. Meyer
Notary Public State of New York
No. 01ME6149059
Qualified in Nassau County
Commission Expires July 3, 2010

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

YEAR ENDED DECEMBER 31, 2009

CONTENTS

RSSM
**ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP**
*Certified Public Accountants & Profitability Consultants*
1956 - 2006 50 Years Growth Vision Solutions

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Shields Capital Corporation (d/b/a Shields & Company):

We have audited the accompanying statement of financial condition of Shields Capital Corporation (d/b/a Shields & Company) as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Shields Capital Corporation (d/b/a Shields & Company) as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement. The information contained in the accompanying Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement.

Rosen Seymour Shapss Martin & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 26, 2010

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

| | |
|---|---|
| Cash | $ 97,837 |
| Securities owned, at fair value | 162,423 |
| Receivables from and deposits with broker-dealers | 44,357 |
| Receivable from affiliates (Note 8) | 47,155 |
| Investment in affiliate | 902,406 |
| Deferred income taxes | 73,700 |
| Prepaid expenses and other assets | 38,440 |
| Total assets | $ 1,366,318 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable, accrued expenses and other liabilities | $ 139,399 |
| Total liabilities | 139,399 |
| Commitments and contingent liabilities (Note 7) | |
| Stockholders' equity: | |
| Common stock, $.001 par value, 2,000,000 shares authorized, 1,085,000 shares issued, 1,004,046 shares outstanding | 1,085 |
| Additional paid-in capital | 1,352,337 |
| Retained earnings | (91,987) |
| | 1,261,435 |
| Less: | |
| Treasury stock, 80,954 shares common stock, at cost | (34,516) |
| Total stockholders' equity | 1,226,919 |
| Total liabilities and stockholders' equity | $ 1,366,318 |

The accompanying notes are an integral part of this financial statement.

## 1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange and the FINRA. On December 11, 2009 the Company contributed assets and liabilities with a net value of $ 687,500 to Wellington Shields Holdings LLC ("Holdings"). The Company accounts for its investment using the equity method. Holdings then contributed these assets and liabilities to its wholly owned subsidiary, Wellington Shields Securities LLC, a broker dealer registered with the Securities and Exchange Commission and a member of the New York Stock Exchange and the FINRA. On December 23, 2009 the Company filed a request with the Securities and Exchange Commission to withdraw its broker-dealer registration. All securities transactions for the Company's customers and business activities are now conducted through Wellington Shields Securities LLC. The Company's principal line of business was conducting securities transactions for its customers located throughout the United States. The Company cleared its securities transactions on a fully disclosed basis with other broker-dealers and, accordingly, was exempt from the provisions of SEC Rule 15c3-3, and is not responsible for compliance with Section 4(c) of Regulation T of the Federal Reserve System. There were no liabilities subordinated to the claims of creditors during the year ended December 31, 2009.

## 2. SIGNIFICANT ACCOUNTING POLICIES

### Security Transactions

Security transactions are recorded by the Company on a trade date basis as if they had settled. Securities owned and securities sold, not yet purchased, are stated at quoted market value.

Trade receivables and payables for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

## 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Furniture, Equipment and Leasehold Improvements

The Company contributed its furniture fixtures and leasehold improvements to Holdings. Prior to the contribution furniture and equipment were stated at cost and were being depreciated over five years which approximates their useful lives, using straight-line and accelerated methods. Leasehold improvements were being amortized using the straight-line method over the term of the related office space lease, which is eleven years. Major expenditures for furniture and equipment and those which substantially increase their useful lives were capitalized; maintenance, repairs, and minor renewals were expensed as incurred.

### Income Taxes

No federal income taxes have been provided because the stockholders elected to treat the Company as an "S" Corporation for income tax purposes as provided in the Internal Revenue Code and the applicable state statutes. Accordingly, the Company's income or loss and credits are passed through to the stockholders and combined with their other personal income and deductions to determine taxable income on their individual tax returns. However, some state and local taxing authorities do not recognize this election and the amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax assets or liabilities are recognized in the financial statements for the changes in temporary differences between years.

FASB ASC 740-10 which is effective for annual financial statements beginning after December 15, 2008, clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company adopted FASB ASC 740-10 as of January 1, 2009. As of December 31, 2009 the Company has determined that it has no uncertain tax positions that require either recognition or disclosure in the financial statements.

The Company's income tax returns for the years 2006 through 2009 are subject to examination by federal, state and local income tax authorities.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company invests its excess cash in deposits with major financial institutions, money market funds and securities issued by the U.S. and local governments and companies with strong credit ratings, and has established guidelines relative to diversification and maturities that maintain safety and liquidity. Financial instruments that subject the Company to risk of loss include (a) securities owned, (b) receivables and deposits with brokers and dealers; and (c) receivable from an affiliate.

3. SECURITIES OWNED

FASB Accounting Standards Codification 820-10, *Fair Value Measurements*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under FASB Accounting Standards Codification 820-10 are described as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the assets or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2009.

Fair Value Measurements on a Recurring Basis

As of December 31, 2009

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets | | | | |
| Securities owned: | | | | |
| Mutual funds | $ 162,423 | $ - | $ - | $ 162,423 |
| | $ 162,423 | $ - | $ - | $ 162,423 |

4. INVESTMENT IN AFFILIATE

The carrying value of the Company's investment in Holdings at December 31, 2009 of $902,406 represents the Company's underlying equity in the net assets of Holdings. The Company's share of income for the year ended December 31, 2009 was $158,806 and is included in the statement of income.

5. EMPLOYEE BENEFIT PLANS

Employees' Savings and Investment Plan

The Company maintains a 401(k) deferred compensation plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code. The Company, at its discretion, may also make matching contributions. The Company made no contribution to the plan for the year ended December 31, 2009.

Profit-Sharing Plan

The Company also maintains a defined contribution profit-sharing plan which provides retirement benefits for all eligible employees. Eligibility is based on years of service to the Company. The Company's contribution to the plan is at the discretion of the Company's management, and is limited to the amount allowable under the Internal Revenue Code. The Company made no contribution to the plan for the year ended December 31, 2009.

## 6. INCOME TAXES

Temporary differences between tax and financial reporting bases at December 31, 2009 include the following items: (a) unrealized gains on marketable securities recognized for financial statement purposes, but not recognized for tax purposes; (b) amounts receivable from brokers and dealers recognized for financial statement purposes, but not recognized for tax purposes; (c) other assets and accrued expenses recognized for financial statement purposes, but not for tax purposes; and (d) recognizing the tax benefit of net operating loss for financial reporting purposes.

The Company has a net operating loss carryforward available for local income tax purposes of approximately $1,384,000 which is scheduled to expire at various dates between the years 2021 and 2026. The net operating loss is expected to be used prior to expiration; therefore no valuation allowance has been established.

## 7. COMMITMENTS AND CONTINGENCIES

### Operating Leases

The Company's lease obligations were assumed by Holdings effective December 11, 2009.

### Arbitration Proceedings and Litigation

In 2004 the Company was named the defendant in a state court proceeding in Hillsborough County, Florida. On September 25, 2009, a Summary Judgment was entered against one of the plaintiffs. The Summary Judgment was not appealed. The second plaintiff's claims were stayed pending the resolution of its bankruptcy filing. Counsel believes there is a remote chance of this matter continuing after the conclusion of the pending bankruptcy proceeding. Management will continue to defend these claims vigorously and expects to prevail.

## 8. RELATED PARTY TRANSACTIONS

The Company shares office space with an affiliate related by common ownership. Allocation of expenses to this affiliate is based on management estimates. For the year ended December 31, 2009 expenses aggregating $325,774 were allocated to this affiliate, and at

December 31, 2009 the receivable from this affiliate was $40,081 and is due on demand. The Company allocated expenses aggregating $14,500 to Holdings during the year ended December 31, 2009, and at December 31, 2009 $7,074 was due on demand.

## 9. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $168,440 which was $68,440 in excess of its required net capital of $100,000. The Company's net capital ratio was .83 to 1.

## 10. CONCENTRATION OF CREDIT RISK

The Company is subject to credit risk should this broker be unable to fulfill its obligations. The Company maintains its cash in bank deposit accounts which, at times may exceed federal insured limits. The Company has not experienced any losses in such accounts. At December 31, 2009, no deposits in one account exceeded the federally insured limit.

## 11. SUBSEQUENT EVENTS

The Company has evaluated its subsequent events through February 26, 2010, the date that the accompanying financial statements were available to be issued. The Company had no material subsequent events requiring disclosure.

# SUPPLEMENTARY INFORMATION

# SHIELDS CAPITAL CORPORATION
# (d/b/a SHIELDS & COMPANY)

## SCHEDULE I

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2009

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Stockholders' equity | | $ 1,226,919 |
| Deductions: | | |
| Nonallowable assets: | | |
| Receivable from affiliate | $ 47,155 | |
| Investment in affiliate | 902,406 | |
| Prepaid expenses and other assets | 10,855 | |
| Deferred income taxes, net | 73,700 | |
| | | 1,034,116 |
| Other deductions and/or charges | | - |
| Net capital before haircuts on securities positions | | 192,803 |
| Haircuts on securities: | | |
| Trading and investment securities: | | |
| Other securities | | 24,363 |
| Net capital | | $ 168,440 |
| **AGGREGATE INDEBTEDNESS** | | |
| Accounts payable, accrued expenses and other liabilities | | $ 139,399 |
| Total aggregate indebtedness | | $ 139,399 |

(Continued)

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

SCHEDULE I
(Continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

| | |
|---|---|
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | |
| Minimum net capital required | $ 100,000 |
| Net capital at 1,500 percent | $ 68,440 |
| Excess net capital at 1,000 percent | $ 48,440 |
| Ratio: aggregate indebtedness to net capital | .83 to 1 |

| | |
|---|---|
| Reconciliation with Company's computation (included in Part II A of Form X17a-5 as of December 31, 2008): | |
| Net capital as reported in Company's Part II A (unaudited) FOCUS report | $ 167,817 |
| Audit adjustment to deferred tax asset | (16,900) |
| Audit adjustment to tax accrual | (9,879) |
| Audit adjustment to investment in affiliate | 158,806 |
| Increase in nonallowable assets | (131,404) |
| Net capital per above | $ 168,440 |

See independent auditors' report.

## INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors and Stockholders of
Shields Capital Corporation (d/b/a Shields & Company)

In planning and performing our audit of the financial statements of Shields Capital Corporation (d/b/a Shields & Company) (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practice and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors and stockholders, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 26, 2010

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders
of Shields Capital Corporation (d/b/a Shields & Company):

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Shields Capital Corporation (d/b/a Shields & Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Shields Capital Corporation (d/b/a Shields & Company) compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Shields Capital Corporation (d/b/a Shields & Company) management is responsible for Shields Capital Corporation (d/b/a Shields & Company) compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from April 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers relating to additions to and deductions from revenues noting no differences noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the management of Shields Capital Corporation (d/b/a Shields & Company) and specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 26, 2010

# SHIELDS CAPITAL CORPORATION
# (d/b/a SHIELDS & COMPANY)

## STATEMENT OF FINANCIAL CONDITION
## AND
## SUPPLEMENTARY INFORMATION

## YEAR ENDED DECEMBER 31, 2009

## WITH
## INDEPENDENT AUDITORS' REPORT